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                                                                       Exhibit 5

                          LIFSCHULTZ INDUSTRIES, INC.
                              641 WEST 59TH STREET
                               NEW YORK, NY 10019
                                 (212) 397-7788

                                                                    May 22, 2001

To Our Stockholders:

   I am pleased to inform you that Lifschultz Industries, Inc. ("Lifschultz") has entered into an Agreement and Plan of Merger dated May 15, 2001 (the "Merger Agreement") providing for the acquisition of Lifschultz by Saltwater Acquisition Corp. ("Purchaser"), which is a newly formed Delaware corporation wholly-owned by Danaher Corporation ("Danaher"), a New York Stock Exchange listed company. Pursuant to the Merger Agreement, the Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of Lifschultz's Common Stock at a cash price of $22.80 per share. Following consummation of the Offer and subject to certain conditions, the Purchaser will be merged into Lifschultz (the "Merger"). In the Merger, each share of Lifschultz's Common Stock not acquired in the Offer will be converted into the right to receive $22.80 in cash. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on June 19, 2001.

   Your Board of Directors has unanimously approved the Offer and the Merger and has determined that the Offer and the Merger are advisable, fair to, and in the best interest of, the stockholders of Lifschultz, and unanimously recommends that stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

   In a Stockholders' Agreement, dated May 15, 2001, I and other members of management of Lifschultz have agreed with Danaher to tender into the Offer our shares of Common Stock representing, in the aggregate, approximately 42% of the outstanding shares of Common Stock and otherwise to support the Merger.

   The Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares, are enclosed with this letter. These documents set forth in detail the terms and conditions of the Offer and the Merger and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

   Attached to this letter is a copy of Lifschultz's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Recommendation") filed with the Securities and Exchange Commission, which includes information regarding the factors considered by your Board of Directors in its deliberations, and certain other information regarding the Offer and the Merger. Included as Annex A to the Recommendation is a copy of the written opinion, dated May 15, 2001, of Houlihan Valuation Advisors, Lifschultz's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the $22.80 per share cash consideration to be received in the Offer and the Merger by holders of shares was fair, from a financial point of view, to such holders. You are urged to read such opinion carefully in its entirety.

   On behalf of the Board of Directors, I thank you for your continued support.

                                                 /s/ David K. Lifschultz
                                          _____________________________________
                                                   David K. Lifschultz
                                          Chairman and Chief Executive Officer